Via Facsimile and U.S. Mail
Mail Stop 6010


September 15, 2005


Mr. Roger G. Little
Chairman, Chief Executive Officer,
and President
Spire Corporation
One Patriots Park
Bedford, MA 01730

      Re:	Spire Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
	            Filed March 31, 2005
		File No.  000-12742

Dear Mr. Little:

       We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis
Liquidity and Capital Resources, page 19
1. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:
* Provide the steps you take in collecting accounts receivable.
* Provide your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded.
* Clarify the threshold (amount and age) for account balance write-offs.

Critical Accounting Policies
Revenue Recognition, page 24
2. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, customer rebates and other discounts and allowances could be improved. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) To the extent that historical returns of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
c) Any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level, and your revenue recognition policy for such shipments.
d) A roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

e) Regarding your results of operations for the period to period revenue comparisons, the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Note 2. Summary of Significant Accounting Policies
(b) Revenue Recognition, page 32
3. With regards to your recognition of revenue for government contracts, please clarify for us in disclosure-type format what you mean by "accrual basis". Clarify what factors are used in determining the amount of revenue to be recognized and tell us why you believe the method is appropriate.

(k) Research and Development Costs, page 35
4. Please tell us in disclosure-type format, the basis for not charging research and development costs to expense when the costs are reimbursable. Provide us with the accounting literature that supports your accounting treatment.

Form 10-Q/A filed August 25, 2005
5. We note that you have revised your Form 10-Q solely to furnish corrected Section 302 certifications. Please revise the 10-Q to include the entire document, not just the revised Section 302 certification.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant


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Roger G. Little
Spire Corporation
September 15, 2005
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